SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

16th, May 2006

Commission File Number [                    ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Telefónica Móviles Group

•	Intense commercial activity across all our markets led to net adds of 4.1MM in 1Q06 (+35% vs. 1Q05), the highest ever posted by Telefónica Móviles in a first quarter in its history.

•	Telefónica Móviles España (TME) recorded net adds of 387 thousand in 1Q06, the highest quarterly gain since 4Q03, 50% more than in 4Q05 and almost four times higher than in 1Q05, despite higher competitive pressure.

•	Net adds in Latin America -over 3.5MM new customers- were 35% higher than in 1Q05, driven by the roll-out of new GSM networks, resulting in a higher number of adds associated with lower unit commercial costs.

•	Higher customer gross adds were encompassed with churn containment in all regions.

•	The managed customer base surpassed 98.5MM, an increase of 21% from March 2005:

•	TME’s customer base grew 6% vs. 1Q05 to over 20.3MM, despite the high maturity of the market.

•	The managed customer base in Latin America stood at over 74MM (+25% vs. 1Q05).

•	In Morocco, Meditel’s customer base reached 4.2MM (+30% vs. 1Q05).

•	Commercial activity at TME was strong in a highly competitive environment:

•	The number of commercial initiatives carried out was 17% higher than in 1Q05, reaching a record 3MM.

•	Strong volume of gross adds (+26% vs. 1Q05) and churn containment (1.9% in 1Q06 vs. 2.0% in 1Q05)

•	Sustained growth in the contract segment (+17% vs. 1Q05), driven by a sharp rise in gross adds (30%) and lower churn rate (1.3% vs. 1.5% in 1Q05). This segment represents already 54.5% of the total customer base (almost +5 p.p. vs. 1Q05).

•	Outstanding customer revenue growth (+6.4% vs. 1Q05) underpinned by customer base expansion (+6.3%) and a sharp rise in traffic (+20%). Service revenues advanced 4.7%, led by traffic increase but partially offset by the impact of termination rate cuts on incoming revenues and the strong price reductions carried out by TME since April 2005.

•	Growing contribution by non-traditional SMS data service revenues, which accounted for 43% of data revenues (36% in 1Q05), driven by higher usage of connectivity services.

•	OIBDA declined 3.5% from 1Q05, impacted by higher commercial, network & customer management costs. OIBDA margin reached 44.0% in 1Q06.

•	Robust performance by the Latin American operators:

•	Revenues from the Latin American operators accounted already for half of Group revenues[1] in 1Q06 (44% in 1Q05), up 35% (+18% in constant currency).

•	Strong growth in service revenues, driven by outgoing customer revenues, which outpaced growth in the customer base (+30% ex-forex vs. +25% in customers).

•	The pace of growth in OIBDA at the Latin American operators outstripped top line growth by 22 p.p., at 57% in euros (+37% ex-forex), resulting in OIBDA margin expansion of 3.5 p.p., despite higher commercial activity (+37% vs. 1Q05).

•	These subsidiaries´ OIBDA stood at €554MM in 1Q06, now accounting for 37% of consolidated OIBDA, reflecting the lower unit commercial costs, achieved by the benefits of economies of scale in handset procurement.

•	Operating cash flow[2] jumped to €370MM, more than doubling the 1Q05 figure.

[1]	Consolidated data before Rest and intragroup eliminations
[2]	OIBDA-Capex

Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

2006 January-March	1

Telefónica Móviles Group

•	This good set of results reflects greater economies of scale, regional management of operations and the further integration of the companies acquired during the last two years.

•	Consolidated revenues rose a noteworthy 18% vs. 1Q05 to €4,327MM:

•	Service revenues grew 18%, boosted by the excellent performance in outgoing customer revenues (+22% vs. 1Q05).

•	Excluding the impact of exchange rates, consolidated revenues grew by 10.1%.

•	Consolidated OIBDA in 1Q06 stood at €1,472MM, +12% vs. 1Q05:

•	The consolidated OIBDA margin was 34% in 1Q06, due to higher commercial costs relative to 1Q05.

•	Excluding the impact of exchange rates, consolidated OIBDA grew by 6.4%.

•	Net income in 1Q06 reached €447MM, up 3.5% year-over-year:

•	Significant 17% year-over-year increase in consolidated operating cash flow[2] to over €1,179MM in 1Q06.

[2]	OIBDA-Capex

Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

2006 January-March	2

Telefónica Móviles Group

Highlights of comparative information and changes in the consolidated Group:

•	In June 2005 the merger between Comunicaciones Móviles Perú, S.A. and Telefónica Móviles Perú, S.A.C. was carried out. Telefónica Móviles’ stake in the resulting company, Telefónica Móviles Perú, S.A., stands at 98.03%.

•	During 2005, TES Holding, S.A., fully-owned by Telefónica Móviles, S.A., acquired an additional stake in Telefónica Móviles El Salvador, S.A. Following the acquisition, TES Holding, S.A.’s stake increased to 99.04%.

•	Following the acquisition of an additional 0.40% in Telefónica Móviles Panamá in 2005, Telefónica Móviles’ stake increased to 99.98%.

•	In November 2005 Telefónica Móviles acquired 2.07% of Telefónica Móviles Argentina, S.A. increasing Telefónica Móviles, S.A.’s stake to 100%.

Subsequently, and within the framework of the reorganisation of Telefónica Móviles’ Argentine operations, the necessary measures were approved to proceed with the merger of the two Argentine operators, which is effective from 1 January, 2006.

•	In December 2005, Telefónica Móviles acquired 8% of Telefónica Móviles México, S.A. de C.V., thereby bringing its stake to 100%.

•	On 22 February 2006, approval was given at the respective Shareholders’ Meetings of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) for a corporate restructuring to allow the exchange of TCO shares for TCP shares, thereby making TCO a 100%-owned subsidiary of TCP, and the merger and takeover of TSD, TLE and CRT Part by TCP.

The financial statements for fiscal years 2005 and 2006, and the accompanying management comments regarding operations, reflect the prevailing composition of Telefónica Móviles Group at each point in time.

2006 January-March	3

Telefónica Móviles Group

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	March		Consolidation method

	2006	2005	1Q 2006	1Q 2005
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel[1]	50.00%	50.00%	Proportional method	Proportional method
T. Móviles México	100.00%	92.00%	Full consolidation	Full consolidation
T. Móviles Panamá	99.98%	99.57%	Full consolidation	Full consolidation
T. Móviles Guatemala	100.00%	–	Full consolidation	–
TEM Guatemala	–	100.00%	–	Full consolidation
TEM Guatemala y Cía.	–	100.00%	–	Full consolidation
T. Móviles El Salvador	99.04%	91.75%	Full consolidation	Full consolidation
Telefonía Celular Nicaragua	100.00%	100.00%	Full consolidation	Full consolidation
Telcel (Venezuela)	100.00%	100.00%	Full consolidation	Full consolidation
T.Móviles Colombia	100.00%	100.00%	Full consolidation	Full consolidation
T. Móviles Perú	98.03%	–	Full consolidation	–
TM Perú SAC	–	97.97%	–	Full consolidation
Comunicaciones Móviles del Perú	–	99.85%	–	Full consolidation
Otecel (Ecuador)	100.00%	100.00%	Full consolidation	Full consolidation
TCP Argentina	100.00%	97.93%	Full consolidation	Full consolidation
Radiocomunic. Móviles SA (Argentina)	100.00%	100.00%	Full consolidation	Full consolidation
TM Chile	100.00%	100.00%	Full consolidation	Full consolidation
Telefónica Móviles Chile	100.00%	100.00%	Full consolidation	Full consolidation
T. Móviles del Uruguay	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	32.18%	32.18%	Equity method	Equity method
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
TM Interacciona[2]	–	100.00%	–	Full consolidation
Mobipay España	13.36%	13.36%	Equity method	Equity method
Mobipay International	50.00%	50.00%	Proportional method	Proportional method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation
Tempos 21[3]	38.50%	–	Equity method	–

[1]	Joint Venture which fully consolidates Telergipe Celular, S.A., Telebahía Celular, S.A., Telest Celular, Telerj Celular, Celular CRT, Global Telecom, Telesp Celular and TeleCentro Oeste Part., S.A. through a participation in Vivo Participaçoes (62,38%).
[2]	In September 2005, Telefónica Móviles approved the merger between TM España and TM Interacciona, being TM España the surviving Company.
[3]	In June 2005, with effect from January 2005, Tempos 21 is integrated within Telefónica Móviles’ consolidation perimeter through the equity method.

2006 January-March	4

Telefónica Móviles Group

The financial information contained in this document is reported under IFRS. This financial information has not been audited and, as a result, is susceptible to potential modification in the future.

Consolidated Income Statement

Unaudited figures

		In million Euros
	January - March

	2006	2005	% Change
Revenues	4.327,3	3.675,9	17,7%
Operating income before D&A (OIBDA)	1.471,9	1.317,9	11,7%
Operating income (OI)	855,6	790,3	8,3%
Income before taxes	691,9	707,8	-2,2%
Income from continuing operations	443,0	431,5	2,7%
Net income	447,0	432,1	3,5%
Operating Cash Flow[1]	1.178,7	1.008,2	16,9%
Outstanding shares (million)	4.330,6	4.330,6	-
Net basic income per share	0,10 €	0,10 €	3,5%
OpCF per share[2]	0,27 €	0,23 €	16,9%
Dividend per share[3]	0,64 €	0,193 €	231,6%

[1]	Operating Cash Flow = OIBDA - Capex. Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.
[2]	Operating Cash Flow per share
[3]	2005 figure: Proposed dividend per share. 2004 figure: Dividend per share paid in 2005.

For the basic Net income per share and Operating Cash Flow per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, the shares assigned to the stock options plan for employees “Programa MOS” are not taken into account.

Telefónica Móviles recorded strong commercial activity across all its markets in the first quarter of 2006, resulting in the highest level of net adds in any first quarter in the company´s history.

Total net adds in 1Q06 almost reached 4.1MM, 35% higher than in 1Q05. Net adds in Latin America reached 3.5MM in 1Q06, driven by the roll-out of new GSM networks during the past year, implying lower unit commercial costs, and bringing the total customer base in the region to 74MM (+25% vs. 1Q05), In Spain, net adds in 1Q06 (387 thousand) were the highest quarterly gain since 4Q03, almost four times higher than in 1Q05, bringing the customer base to 20.3MM by the end of March. In Morocco, Meditel recorded net adds in 1Q06 of 162 thousand to reach a total of 4.2MM customers.

Thus, at the end of March 2006, the Group’s total managed customer base surpassed 98.5MM, representing year-over-year growth of 21%.

The higher gross adds have been encompassed with churn containment in the main operating markets, despite the intense competitive environment.

2006 January-March	5

Telefónica Móviles Group

Key aspects of 1Q06 results are as follows:

•	17.7% year-over-year growth in consolidated revenues to €4,327MM. Excluding the impact of exchange rates, consolidated revenues grew by 10.1%.

By components, consolidated service revenues (€3,780MM) rose 18.1%, driven by the larger customer base and traffic growth, which in turn boosted outgoing revenues (+21.6%). Handset sales (€547MM) grew 15.2% vs. 1Q05.

In Spain, TME’s revenues were up 4.4% vs. 1Q05, driven by lower incoming revenues and virtually flat revenues from handset sales. Outgoing customer revenues grew 6.4% compared to 1Q05, despite lower prices and the one-off impact of Christmas promotional campaigns.

The Group’s Latin American operators increased their contribution to total consolidated revenues[4] to 50% , up from 44% in 1Q05. In absolute terms, revenues generated by these operators grew 35% over 1Q05 (18% ex- forex). Service revenues performance was noteworthy (+36% in euros; +19% ex-forex), boosted by strong growth in outgoing revenues, which outpaced customer growth.

•	Consolidated OIBDA grew 11.7% to €1,472MM in 1Q06. Excluding the impact of exchange rates, consolidated OIBDA would have grown 6.3%. The Group’s OIBDA margin in 1Q06 stood at 34.0% (-1.8 p.p. vs. 1Q05), impacted by the high level of commercial activity in very competitive environments.

TME’s OIBDA totalled €952MM, down 3.5% vs. 1Q05, affected significantly by the pick-up in commercial activity (+17% vs. 1Q05) and higher customer management and network costs. OIBDA margin in 1Q06 stood at 44.0%.

It is worth highlighting the increasing contribution by the consolidated Latin American subsidiaries to Group OIBDA[5] (37% in 1Q06 vs. 26% in 1Q05). OIBDA totalled €554MM in 1Q06, a strong year-over-year rise in both euros (+57%) and excluding the impact of exchange rates (+37%). We would also point out the increasing weight of GSM adds within customer growth in the region, with the corresponding positive impact on unit commercial costs.

In addition, the fact that revenue growth outpaced costs reflects greater economies of scale, regional management and the further integration of the companies acquired during the last two years.

These positive trends led to significant OIBDA margin expansion to 25.5% in 1Q06, up 3.5 p.p. over 1Q05, despite the more intense commercial activity (+37%).

Regarding the rest of the main items, we would highlight:

•	The year-over-year increase of 17% in depreciation and amortisation, affected by the appreciation of the Latin American currencies. In 2006 it is still impacted by the amortisation of allocated intangible assets related to the acquisition of Telefónica Móvil Chile and the 10 Latin American operators acquired from BellSouth in 2004 and early 2005.

•	Positive contribution by companies consolidated by the equity method (€0.6MM) compared to losses in 1Q05 (-€8.6MM). We would point out the increasing contribution by Medi Telecom to Group earnings (€1.0MM vs. €-4.2MM in 1Q05).

[4]	Consolidated data before Rest and intragroup eliminations.
[5]	Consolidated data before Rest and intragroup eliminations.

2006 January-March	6

•	Year-over-year increase in net financial losses (+122%), due to foreign exchange rate losses compared to gains a year earlier, higher cost of debt as a result of interest rate increases, the appreciation of the Latin American currencies and the greater weight of debt denominated in Latin American currencies.

Consolidated net debt at the end of 1Q06 stood at €8,615MM, down 8% from the end of March 2005 and virtually unchanged in relation to year-end 2005.

•	The effective tax rate was 36% in 1Q06.

Consolidated capex6 in 1Q06, excluding licenses, stood at €293MM.

6 Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

2006 January-March	7

Telefónica Móviles Group

The following significant events have taken place in the past few months:

•	In Brazil, on 2 May 2006, the Board of Directors of Vivo Participações S.A. (“Vivo”) approved the proposal of a corporate restructuring, comprising the merger into Global Telecom S.A of the other current wholly owned subsidiaries of Vivo

•	In Chile, in accordance with the conditions established by the Competition authorities for the merger of BellSouth Chile and Telefónica Móviles de Chile S.A., on 20 April 2006, the public tender for the 25MHz concession owned by Telefónica Móviles Chile, S.A. was held. The company received around €42MM for the sale of the spectrum.

•	In Mexico, on 13 April, the resolution for implementing “calling party pays system” for national and international long distance calls was published. This resolution has to be implemented in maximum 180 days from the publishing date.

•	On 13 April 2006, the Swiss government informed 3G Mobile AG, the Swiss subsidiary of Telefónica Móviles, S.A., of its decision to revoke the UMTS license granted to this company in 2001. Telefónica Móviles plans to appeal against this ruling at the Swiss Federal Court.

•	On 31 March 2006, Ipse 2000 SpA lodged its appeal against the decision taken by the Italian government to revoke the UMTS license it had been granted in 2000.

•	The boards of directors of Telefónica Móviles, S.A. approved on 29 March 2006 the merger plan for the absorption of Telefónica Móviles, S.A. by Telefónica, S.A.

The Exchange ratio of the shares of the entibies participating in the merger, which has been determined on the basis of the real value of the net worth of Telefónica Móviles, S.A. and Telefónica, S.A. will be without cash consideration four shares of TEF each with a par value of 1 euro, for each five shares of Telefónica Móviles, S.A., with a par value of 0.5 euros.

Finally, it is placed on record that in addition to the dividend proposed by the Board of Directors payable from the results for 2005 and unrestricted reserves, of 0.205 euros gross per share, in the framework of the negotiation with Telefónica, S.A. of the terms of the above-mentioned merger and as a mechanism to substantially improve the valuation of Telefónica, S.A. for the purposes of such transaction, it has been decided to propose to the Shareholders’ Meeting the distribution of an additional dividend charged to paid-in surplus reserves and other unrestricted reserves in an amount of 0.085 euros gross per share in circulation and of an interim dividend from the results for 2006 in an amount of 0.35 euros gross per share in circulation. The validity of the distribution of these dividends will be subject to the approval of the merger by the Shareholders’ Meeting of both Telefónica Móviles, S.A. and of Telefónica, S.A.

The total amount of the dividends (both of that initially proposed and of the additional dividends agreed in the framework of the merger) is, therefore, 0.64 euros gross per share in circulation and will be paid, if approved by the relevant Shareholders’ Meeting, on July 21, 2006, i.e., before the share exchange deriving from the merger and, therefore, will be collected only by the shareholders of Telefónica Móviles, S.A.

2006 January-March	8

Telefónica Móviles Results

Market Size

						In thousands
		Total[1]			Equity[2]
		March			March

	2005	2004	% Change	2005	2004	% Change
Spain and Mediterranean Basin
Subscribers	24,462	22,298	9.7%	21,624	20,114	7.5%
Latin América
Subscribers	74,052	59,140	25.2%	53,236	39,991	33.1%
TOTAL
Subscribers	98,515	81,438	21.0%	74,859	60,105	24.5%

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation.
[2]	Total subscribers weighted by the economic interest held in each company.

Results by geographic regions

Unaudited figures						In million Euros
	REVENUES			OPERATING INCOME BEFORE
					D&A
	January - March			January - March

	2006	2005	% Change	2006	2005	% Change
Spain	2,165.7	2,075.2	4.4%	951.9	986.5	-3.5%
Latin America	2,171.3	1,602.7	35.5%	554.1	353.0	57.0%
Brazil	496.8	370.7	34.0%	136.3	141.9	-4.0%
Northern Region	344.5	313.9	9.8%	16.3	-20.1	c.s.
Andean Region	823.2	565.8	45.5%	271.5	169.3	60.4%
Southern Cone	506.8	352.3	43.8%	130.0	61.9	110.0%
Rest and intragroup sales	-9.6	-2.0	n.s.	-34.1	-21.5	58.4%
TOTAL	4,327.3	3,675.9	17.7%	1,471.9	1,317.9	11.7%

2006 January-March	9

Business Performance by Geographic Region

Spain

	2005				2006
						Y-o-y
	March	June	Sept.	Dec.	March	change
Total subscribers (thousands)	19,077	19,382	19,633	19,890	20,277	6.3%
Prepaid	9,599	9,529	9,330	9,186	9,232	-3.8%
Contract	9,479	9,852	10,303	10,704	11,045	16.5%

	2005				2006
						Y-o-y
	Jan.-Mar.	April-Jun.	Jul.-Sept.	Oct.-Dec.	Jan.-Mar.	change
MOU (minutes)	133	154	158	151	153	14.8%
Prepaid	57	76	80	66	66	14.6%
Contract	212	232	231	225	227	7.2%
ARPU (€)	31.7	33.3	34.2	33.2	31.8	0.6%
Prepaid	16.8	17.2	18.9	16.7	15.7	-6.5%
Contract	47.1	49.2	48.5	47.7	45.5	-3.2%
Data ARPU (€)	4.3	4.1	4.5	4.7	4.4	2.3%
% Non-P2P SMS revenues/ Data revenues	36%	39%	42%	42%	43%	7 p.p.

	January - March

	2005	2004	% Change
Unaudited figures (million Euros)
Revenues	2,166	2,075	4.4%
Operating income before D&A (OIBDA)	952	987	-3.5%
OIBDA margin	44.0%	47.5%	-3.6 p.p.
Capex[1]	108	135	-20.3%
[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Split of Revenues (% over total)

	January - March

	2006	2005
Customer revenues	69%	66%
Interconnection	16%	17%
Handset sales	12%	13%
Roaming-in	2%	2%
Other	0%	1%

In 1Q06 the highly competitive environment which has marked the Spanish wireless market in recent years continued to intensify due to the end of the Christmas campaign. The Spanish market has surpassed 44MM lines, equivalent to an estimated penetration rate of close to 99%.

In this context, TME recorded net adds of 387 thousand in 1Q06, 50.5% more than in 4Q05 and almost four times higher than in 1Q05, surpassing the 20MM mark (+6% vs. 1Q05), thereby consolidating its position as the leading Spanish wireless operator.

The strong commercial results in 1Q06 were driven by the successful commercial activity undertaken by the company. In 1Q06 TME carried out almost 3MM commercial initiatives, 11% more than in 4Q05 and 17% more than in 1Q05, a record high for the company.

The significant increase in gross adds (+26% vs. 1Q05) is noteworthy, particularly the performance of the contract segment, where gross adds increased 30% year-over-year as a result of the company’s increased focus on this segment.

The focus on the contract segment is also reflected in number portability, where results were notably better than in 1Q05. In the contract segment the net balance in portability was positive at 36 thousand customers compared to -45thousand in 1Q05 In all, TME had a negative net balance of -26 thousand customers vs. -181 thousand in 1Q05.

2006 January-March	10

Business Performance by Geographic Region

These factors, together with ongoing prepaid to contract migrations (over 250 thousand migrations in 1Q06) led the contract segment to represent 54.5% of TME’s total customer base at the end of March 2006 (+4.8 p.p. vs. 1Q05).

On another front, over 1MM handsets upgrades were carried out in 1Q06 (+4% vs. 1Q05), driven by retention campaigns that reward customer loyalty by offering them very favourable conditions for upgrades to encourage greater commitment from our customers. This is helping significantly to contain the churn rate, which stood at 1.9% in 1Q06 vs. 2.0% in 1Q05. In 1Q06, 56% of the commercial actions involving handsets were linked to long-term contract.

Several promotions aimed at increasing customer usage, particularly those designed to boost on-net traffic, also contributed to contain the churn rate. We would highlight the extension of the “100x1” campaign, the 50% price cut for on-net SMS and MMS and the “Mis Cinco”, (My Five) initiative which has been extended to video calls

These commercial offers, among others, drove customer usage, specially on-net traffic, which has grown 36% to represent 44% of total billable traffic in 1Q06 (+5% p.p. vs. 1Q05) The company’s networks carried a total of 13,600MM minutes in 1Q06, 25% more than in 1Q05.

MOU reached 153 minutes in 1Q06, 14.8% higher than in 1Q05.

The increase in customer usage and the improvement in the contract vs. prepaid mix held up voice ARPU, offsetting the negative impact of the reduction in prices and lower interconnection rates. Voice ARPU stood at €27.4, driven by outgoing voice ARPU (+2.3%).

Data ARPU stood at €4.4 in 1Q06, a year-over-year increase of 2.3%, impacted by the lower volume of P2P SMS and partially offset by the strong performance in other data service revenues, which currently represent 43% of total data revenues (36% in 1Q05). It is worth mentioning the 31% y-o-y growth achieved in connectivity & content.

Overall, ARPU reached €31.8 in 1Q06 (+0.6% vs. 1Q05).

Highlights of TME’s financial results include:

•	Revenues totalled €2,166MM in 1Q06, representing year-over-year growth of 4.4%, driven by the strong performance of customer revenues which reached €1,490 MM, up 6.4% over 1Q05. This performance offset the decline in incoming revenues (-1.5%), leading to a 4.7% increase in service revenues.

Revenues from handset sales (€266MM) increased by 2.1% year-over-year.

•	Total commercial costs (including SAC, SRC and advertising) accounted for 16.1% of service revenues ex-loyalty points in 1Q06 compared to 14.1% in 1Q05. We note that 1Q05 was marked by lower commercial activity, a lull before renewed commercial efforts following the re-launch of the movistar brand in April 2005. Commercial costs also reflect the attractive conditions offered to customers in exchange for signing longer term commitment contracts, a key tool for containing churn against the backdrop of an intense competitive environment.

•	Higher commercial costs, together with higher customer management costs -linked to increased segmentation-, enhanced customer service and higher network expenses impacted OIBDA, which totalled €952MM in 1Q05. This represents an OIBDA margin of 44.0% vs. 47.5% in 1Q05.

Capex in TME totalled €107.6MM in 1Q06. Further progress was made in the rollout of the high quality UMTS network.

2006 January-March	11

Business Performance by Geographic Region

Morrocco

At the end of March 2006, Médi Telecom´s customer base stood at 4.186MM, reflecting a 30% y-o-y growth.

Regarding financial results, revenues in 1Q06 totalled €99MM (+7% vs. 1Q05), affected by the reduction in interconnection rates.

OIBDA stood at €41MM in 1Q06, with a 18% y-o-y increase. The OIBDA margin reached 42% (38% in 1Q05).

2006 January-March	12

Business Performance by Geographic Region

Latin America

	January - March

	2006	2005	% Change
Total subscribers (thousands)[1]	74,052	59,140	25.2%
Prepaid	59,501	46,867	27.0%
Contract	13,494	11,297	19.4%
Fixed Wireless	1,057	975	8.3%
Unaudited figures (million Euros)
Revenues	2,171	1,603	35.5%
Operating income before D&A (OIBDA)	554	353	57.0%
OIBDA margin	25.5%	22.0%	3.5 p.p.
Capex[2]	184	174	5.3%

[1]	At the close of 1H05 an adjustment of 300,000 inactive prepaid lines in Mexico was made; these lines are no longer included in the reported custom
[2]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Brazil

	January - March

	2006	2005	% Change	% Change in local currency
Total subscribers (thousands)	30,138	26,959	11.8%
Prepaid	24,377	21,650	12.6%
Contract	5,760	5,308	8.5%
Unaudited figures (million Euros)
Revenues	497	371	34.0%	1.1%
Operating income before D&A (OIBDA)	136	142	-4.0%	-27.5%
OIBDA margin	27.4%	38.3%	-10.8 p.p.	-10.8 p.p.
Capex[1]	53	76	-29.9%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

The Brazilian market remained highly competitive in 1Q06 showing the same trend witnessed in 4Q05, with competitors’ commercial efforts increasingly focused on the higher value added segments. This trend is reflected in the lower entry barriers in the contract segment, which in some regions of the country were at 1 R$. Vivo maintained its entry barriers in the contract segment at 99R$.

The Brazilian market continued to grow strongly, albeit at a slower pace than in 2005, with penetration at the end of March at 48.1% (50.9% in Vivo’s areas of operation).

Vivo’s customer base surpassed 30.1MM at the end of March (+12% vs. 1Q05), with net adds of 333 thousand in 1Q06.

Vivo continued to target its commercial and retention efforts at the high value segments.

MOU in 1Q06 was 67 minutes (80 minutes in 1Q05), impacted by lower incoming traffic and affecting ARPU7 that stood at 26 reais (29 reais in 1Q05).

Regarding Vivo’s financial results, service revenues were flat year-over-year in 1Q06 in local currency, hit by the reduction in incoming revenues (-12%), and partially offset by higher outgoing voice revenues (+7%) and the strong performance of data revenues (+27%).

The trend in revenues and higher costs led to a year-over-year reduction in OIBDA in 1Q06 in local currency (-27.5%) and an OIBDA margin of 27.4%.

		2005			2006
	Jan.-Mar.	April-Jun.	Jul.-Sept.	Oct.-Dec.	Jan.-Mar.	Y-o-y Change
ARPU (m.l.)	28.9	28.5	28.5	29.2	25.7	-11.2%

[7]	In 2006, ARPU definition has been homogenized for all Telefónica Group operators.

2006 January-March	13

Business Performance by Geographic Region

Northern Region

	January - March

	2006	2005	% Change
Total subscribers (thousands)[1]	9,654	8,294	16.4%
Prepaid	8,859	7,628	16.1%
Contract	632	523	21.0%
Fixed Wireless	163	144	12.7%
Unaudited figures (million Euros)
Revenues	345	314	9.8%
Operating income before D&A (OIBDA)	16	-20	c.s.
OIBDA margin	4.7%	-6.4%	11.1 p.p.
Capex[2]	13	24	-44.8%

[1]	At the close of 1H05 an adjustment of 300,000 inactive prepaid lines in Mexico was made; these lines are no longer included in the reported customer base.
[2]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Mexico

	January - March

	2006	2005	% Change	% Change in local currency
Total subscribers (thousands)[1]	6,559	6,061	8.2%
Prepaid	6,189	5,792	6.9%
Contract	369	269	37.3%
Fixed Wireless	1	0	n.c.
Unaudited figures (million Euros)
Revenues	215	210	2.4%	-11.0%
Operating income before D&A (OIBDA)	-24	-49	-50.2%	-56.7%
OIBDA margin	-11.3%	-23.2%	11.9 p.p.	11.9 p.p.
Capex[2]	4	11	-67.8%

[1]	At the close of 1H05 an adjustment of 300,000 inactive prepaid lines in Mexico was made; these lines are no longer included in the reported custom
[2]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Measures adopted by Telefónica Móviles México (TMM) in recent quarters to enhance operating perfomance are beginning to pay off. This is shown by the positive trends in customer usage, revenues and churn rates, reflecting a notable improvement in the quality of customers acquired in recent months.

We continue working to adapt the commercial activity to the reshaping of the distribution channel and the changes in the company’s commercial offer. In a quarter marked by lower commercial activity following the Christmas campaigns in 4Q05, net adds totalled 191 thousand in 1Q06, bringing the total customer base to 6.6MM (+8% vs. 1Q05).

It is worth highlighting the performance of the contract segment. Although it only represents 6% of the total customer base, it makes a significant contribution to TMM’s service revenues. Contract gross adds in 1Q06 were double those of 1Q05, and the churn rate in this segment was cut by over 60%.

In terms of usage, traffic rose in the quarter compared to 4Q05, while normally, seasonal factors dictate lower traffic in the first quarter vs. last quarter of the year. Thus, MOU in 1Q06 was 55 minutes (+9% vs. 4Q05) and ARPU8 reached 107 Mexican pesos vs. 112 pesos in both 1Q05 and 4Q05. Contract ARPU grew a solid 17% year-over-year.

Regarding financial results, service revenues in local currency grew 8% vs. 1Q05, driven by the good performance of outgoing revenues (+22% in local currency), which were offset by lower incoming revenues (-13% in local currency), as a result of a 10% reduction in interconnection rates implemented in January 2006. Data revenues continued to grow strongly to account for 14% of service revenues in 1Q06.

[8]	In 2006, ARPU definition has been homogenized for all Telefónica Group operators, excluding traffic promotions

2006 January-March	14

Business Performance by Geographic Region

Revenues from handset sales fell 46% in local currency from 1Q05 on the back of lower commercial activity, triggering an 11% decrease in total revenues year-over-year.

The lower commercial activity and efficiency improvements achieved allow for a 57% reduction in operating losses before depreciation and amortisation in local currency to €24MM in 1Q06 (vs. -€49MM in 1Q05).

At the end of March 2006, the GSM network covered 435 cities.

Capex in local currency in 1Q06 declined by 73% year-over-year in local currency, leading to a sharp reduction in negative operating cash flow (-60% vs. 1Q05 in local currency).

	2005				2006

	Jan.-Mar.	April-Jun.	Jul.-Sept.	Oct.-Dec.	Jan.-Mar.	Y-o-y change
ARPU (m.l.)	111.7	103.4	106.1	112.2	107.4	-3.9%

Andean Region

	January - March

	2006	2005	% Change
Total subscribers (thousands)	19,510	12,583	55.0%
Prepaid	15,899	9,885	60.8%
Contract	2,887	2,081	38.7%
Fixed Wireless	725	617	17.5%
Unaudited figures (million Euros)
Revenues	823	566	45.5%
Operating income before D&A (OIBDA)	272	169	60.4%
OIBDA margin	33.0%	29.9%	3.1 p.p.
Capex[1]	50	40	26.0%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Venezuela

	January - March

	2006	2005	% Change	% Change in local currency
Total subscribers (thousands)	6,683	4,595	45.5%
Prepaid	5,659	3,748	51.0%
Contract	372	306	21.3%
Fixed Wireless	653	540	20.8%
Unaudited figures (million Euros)
Revenues	452	261	73.2%	58.9%
Operating income before D&A (OIBDA)	189	106	77.8%	63.1%
OIBDA margin	41.8%	40.7%	1.1 p.p.	1.1 p.p.
Capex[1]	14	13	1.6%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

The Venezuelan wireless market continued to perform well in 1Q06. The estimated penetration rate at the end of the quarter stood at 50%, up 17 p.p. vs. 1Q05.

TM Venezuela’s customer base reached over 6.7MM in 1Q06 (+45% vs. March 2005), with net adds of 523 thousand in 1Q06, almost double the net adds recorded in 1Q05, boosted by the Valentine’s Day and other campaigns during the quarter.

2006 January-March	15

As for financial results, the strong growth in the customer base, coupled with higher traffic and a steady improvement in data revenues, led to 51% year-over-year growth in service revenues in local currency and a 59% increase in total revenues.

The solid revenue growth was encompassed by significant efficiency improvements, leading to an OIBDA in 1Q06 of €189MM (+63% vs. 1Q05 in local currency) and an OIBDA margin of 42% (+1 p.p. vs. 1Q05), despite higher commercial activity.

Finally, the Company’s leadership for innovation in the Venezuelan market led to a strong take-up of the EV-DO services launched commercially at the end of December 2005, which had 91 thousand customers by the end of the quarter.

Colombia

	January - March

	2006	2005	% Change	% Change in local currency
Total subscribers (thousands)	6,818	3,699	84.3%
Prepaid	5,284	2,730	93.5%
Contract	1,534	969	58.3%
Unaudited figures (million Euros)
Revenues	197	157	25.5%	10.8%
Operating income before D&A (OIBDA)	37	31	19.9%	5.8%
OIBDA margin	18.8%	19.7%	-0.9 p.p.	-0.9 p.p.
Capex[1]	23	20	12.7%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

The Colombian cellular market showed the strongest growth in the region once again in 1Q06, doubling the wireless penetration vs. 1Q05 and reaching 54%.

During this quarter, TM Colombia further accelerated its commercial activity, underpinned by the deployment of its GSM network, enabling to capture more than 90% of its gross adds in GSM. Net adds in 1Q06 surpassed 785 thousand, almost double those recorded in 1Q05, with net adds in the contract segment more than 10 times higher. This brought the customer base at the end of March 2006 to over 6.8MM (+84% vs. 1Q05), with GSM customers accounting for 39% of the total customer base.

Regarding financial results, revenues grew by 11% year-over-year in local currency. Service revenues (+8.1% vs. 1Q05) were affected by the reduction in interconnection rates and the rapid growth of its customer base.

It is worth highlighting that the OIBDA margin stood at 19% in 1Q06 (just -0.9 p.p. vs. 1Q05), despite higher commercial activity (+85% y-o-y). OIBDA reached €37MM in 1Q06.

2006 January-March	16

Peru

	January - March

	2006	2005	% Change	% Change in local currency
Total subscribers (thousands)	3,681	2,971	23.9%
Prepaid	3,008	2,378	26.5%
Contract	603	519	16.1%
Fixed Wireless	70	74	-5.4%
Unaudited figures (million Euros)
Revenues	98	83	18.0%	10.9%
Operating income before D&A (OIBDA)	27	26	4.4%	-1.9%
OIBDA margin	27.8%	31.5%	-3.6 p.p.	-3.6 p.p.
Capex[1]	12	4	194.2%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

The Peruvian market was extremely dynamic in 1Q06. In this context, and following the commercial launch of GSM services at the beginning of March, Telefónica Móviles Perú recorded substantial net adds (226 thousand), more than twice the number of customers added in 1Q05. This brought the operator’s customer base to 3.7MM at the end of March 2006 (+24% vs. 1Q05).

Regarding financial results, quarterly revenue growth remained solid, growing 10.9% vs. 1Q05 in local currency, driven by the growth in customers and outgoing traffic, which offset the impact of the reduction in interconnection rates. Outgoing customer revenues rose 24.6% over 1Q05.

The higher level of commercial activity vs. 1Q05 led to a lower OIBDA margin, which stood at 28%. OIBDA in 1Q06 was €27MM.

In 1Q06, the operator continued to roll out its GSM network. Capex in 1Q06 stood at €12MM and network coverage reached 60% of the population.

2006 January-March	17

Business Performance by Geographic Region

Southern Cone Region

	January - March

	2006	2005	% Change
Total subscribers (thousands)	14,750	11,304	30.5%
Prepaid	10,366	7,704	34.6%
Contract[1]	4,215	3,385	24.5%
Fixed Wireless	169	214	-20.9%
Unaudited figures (million Euros)
Revenues	507	352	43.8%
Operating income before D&A (OIBDA)	130	62	110.0%
OIBDA margin	25.7%	17.6%	8.1 p.p.
Capex[2]	67	35	91.7%

[1]	Includes customers with an “Ahorro” contract, who prepay a monthly fee
[2]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the
cumulative	average exchange rate for the corresponding period.

Argentina

	January - March

	2006	2005	% Change	% Change in local currency
Total subscribers (thousands)	8,914	6,155	44.8%
Prepaid	5,535	3,440	60.9%
Contract [1]	3,210	2,501	28.3%
Fixed Wireless	169	214	-20.9%
Unaudited figures (million Euros)
Revenues	295	205	43.8%	38.0%
Operating income before D&A (OIBDA)	67	24	175.2%	164.2%
OIBDA margin	22.7%	11.9%	10.9 p.p.	10.9 p.p.
Capex[2]	35	16	114.1%

[1]	Includes customers with an “Ahorro” contract, who prepay a monthly fee
[2]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

The Argentine wireless market continued to grow strongly in 1Q06, achieving an estimated penetration rate of 60%, up almost 22 p.p. on 1Q05.

In this context, Telefónica Móviles Argentina’s commercial efforts were intense, registering net adds in 1Q06 of 579 thousand (+38% vs. 1Q05), boosting the customer base by 45% to over 8.9MM at the end of March. GSM customers now account for 58% of the total (vs. 25% in 1Q05).

Regarding financial results in local currency, we would highlight the solid top line growth, driven by higher service revenues (+36% in 1Q06 vs. 1Q05), underpinned customer base and usage growth. It is noteworthy the increasing contribution from data revenues, which in 1Q06 represented 21% of service revenues (11% in 1Q05).

The OIBDA margin improved by 11 p.p. vs. 1Q05, thanks to efficiency enhancements achieved by the integration of the two Argentine operations, as well as lower SACs, despite the strong commercial activity recorded this quarter. OIBDA in 1Q06 was €67MM (+164% in local currency).

2006 January-March	18

Business Performance by Geographic Region

Chile

	January - March

	2006	2005	Var.	% Change in local currency
Total subscribers (thousands)	5,335	4,907	8.7%
Prepaid	4,396	4,077	7.8%
Contract	939	831	13.1%
Unaudited figures (million Euros)
Revenues	194	138	40.4%	17.3%
Operating income before D& A (OIBDA)	59	35	69.1%	41.3%
OIBDA margin	30.2%	25.1%	5.1 p.p.	5.1 p.p.
Capex[1]	31	13	145.1%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Despite the high penetration levels reached in 2005, the Chilean wireless market continued to perform well in 1Q06, with an increase of 1.6 p.p. in the estimated penetration rate to almost 73% (+10 p.p. vs. 1Q05).

In this context, Telefónica Móviles Chile ended 1Q06 with 5.3MM customers (+9% vs. 1Q05), recording net adds in 1Q06 of 59 thousand. The higher growth in the contract customer base (+13%) is noteworthy. GSM customers now represent 57% of the total.

In 1Q06 revenues showed a 17.3% increase in local currency year-over-year, underpinned by solid growth in service revenues (+19.9% in 1Q06 vs. 1Q05), driven by the increase in the customer base and the positive performance of ARPU (+10% vs. 1Q05).

The strong top line performance translated to OIBDA, which outpaced revenue growth to reach 41% in local currency, reflecting an OIBDA margin expansion (+5 p.p. vs. 1Q05). This was achieved despite higher commercial costs associated with the proactive migration process of its customers to GSM.

2006 January-March	19

Appendix

Consolidated Income Statement

Unaudited figures

	January - March

	2006	2005	% Change
Revenues	4,327.3	3,675.9	17.7%
Internal expenditure capitalized in fixed assets (1)	28.6	21.1	35.3%
Operating expenses	(2,820.3)	(2,347.7)	20.1%
Supplies	(1,392.0)	(1,181.1)	17.9%
Personnel expenses	(220.9)	(200.3)	10.2%
Subcontracts	(1,117.0)	(895.8)	24.7%
Taxes	(90.4)	(70.5)	28.2%
Other net operating income (expense)	16.6	25.8	-35.9%
Gain (loss) on sale of fixed assets	0.1	(1.0)	c.s.
Impairment of goodwill and other assets	0.0	(0.9)	c.s.
Operating income before D&A (OIBDA)	1,471.9	1,317.9	11.7%
Depreciation and amortization	(616.3)	(527.6)	16.8%
Operating income	855.6	790.3	8.3%
Profit from associated companies	0.6	(8.6)	c.s.
Net financial income (expense)	(164.4)	(74.0)	122.1%
Income before taxes	691.9	707.8	-2.2%
	(248.9)	(276.3)	-9.9%
Income from continuing operations	443.0	431.5	2.7%
Income (Loss) from discontinued operations	0.0	0.0	n.s.
Minority interest	4.0	0.6	n.s.
Net income	447.0	432.1	3.5%
Average shares (millions)	4,330.6	4,330.6	0.0%
Basic Net income per share	0.10	0.10	3.5%

(1) Including work in process.

(2) For the basic Net income per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, the shares assigned to the stock options plan for employees “Programa MOS” are not taken into account.

2006 January-March	20

Appendix

Consolidated Balance sheet

Unaudited figures

	In million Euros

		December

	2005	2004	% Change

Non-current assets	18,322.4	17,832.7	2.7%
Intangible assets	4,055.4	3,665.3	10.6%
Goodwill	4,609.2	3,946.1	16.8%
Property, plant and equipment and Investment property	6,472.2	5,983.6	8.2%
Long-term financial assets and other non-current assets	1,404.2	2,599.2	-46.0%
Deferred tax assets	1,781.3	1,638.5	8.7%

Current assets	7,976.6	6,860.2	16.3%
Inventories	540.8	460.0	17.6%
Trade and other receivables	2,906.5	2,487.7	16.8%
Current tax receivable	805.1	751.8	7.1%
Short-term financial investments	328.5	753.0	-56.4%
Other short-term financial investments	294.6	317.8	-7.3%
Cash and cash equivalents	3,101.2	2,090.0	n.s.
Non-current assets classified as held for sale	0.0	0.0	n.s.

Total Assets = Total Equity and Liabilities	26,298.9	24,692.9	6.5%

Equity	6,665.9	4,504.2	48.0%
Equity attributable to equity holders of the parent	6,135.3	4,109.6	49.3%
Minority interest	530.6	394.6	34.4%

Non-current liabilities	9,374.1	11,502.6	-18.5%
Long-term financial debt	8,246.6	9,870.7	-16.5%
Long-term non-financial debt payable to Telefónica Group companies	0.0	0.0	n.s.
Deferred tax	823.0	747.5	10.1%
Long-term provisions	227.4	800.6	-71.6%
Other long-term liabilities	77.1	83.8	-8.0%

Current liabilities	10,258.9	8,686.1	18.1%
Short-term financial debt	4,375.7	3,049.4	43.5%
Short-term non-financial debt payable to Telefónica Group companies	1,148.3	1,506.8	-23.8%
Trade and other payables	2,787.8	2,418.6	15.3%
Current tax payable	1,001.5	1,077.9	-7.1%
Short-term provisions and other liabilities	945.6	633.3	49.3%
Liabilities associated with non-current assets classified as held for sale	0.0	0.0	n.s.

Financial Data
Consolidated net debt	8,615.2	9,369.0	-8.0%

For presentation purposes, and as a result of the application of IFRS, there have been non-significant changes within some line items on the balance sheet.

2006 January-March	21

Appendix

Free Cash Flow and change in debt

Unaudited figures (in million Euros)

		January-March

		2006
I	Cash flows from operations	1,472.2
II	Net interest payment (1)	(151.9)
III	Payment for income tax	(929.1)
A=I+II+III	Net cash provided by operating activities	391.1
B	Payment for investment in fixed and intangible assets	(436.4)
C=A+B	Net free cash flow after CAPEX	(45.3)
D	Net Cash received from sale of Real State	0.0
E	Net payment for financial investment	1.9
F	Net payment for dividends (2)	0.0
G=C+D+E+F	Free cash flow after dividends	(43.4)
H	Effects of exchange rate changes on net debt	(87.1)
I	Effects on net debt of changes in consolidation and others	0.0
J	Net debt at beginning of period	8,659.0
K=J-G+H+I	Net debt at end of period	8,615.2
(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method.

Reconciliations of Cash Flow and OIBDA minus Capex

Unaudited figures (in million Euros)

January-March

2006
OIBDA	1,471.9
- CAPEX accrued during the period (EoP exchange rate)	(291.9)
- Net interest payment	(151.9)
- Payment for income tax	(929.1)
- Results from the sale of fixed assets	0.2
- Investment in working capital and other deferred income and expenses	(217.8)
- Others	73.5
= Net Free Cash Flow after Capex	(45.3)
- Net payment for financial investment	1.9
- Net payment for dividends	0.0
= Free Cash Flow after dividends	(43.4)

2006 January-March	22

Appendix

Breakdown of subscribers

Unaudited figures

	March

	2006	2005
	Subscribers (‘000)	Subscribers (‘000)

Spain	20,277	19,077
Morocco	4,186	3,221
Brazil	30,138	26,959
Northern Region	9,654	8,294
Mexico [1]	6,559	6,061
Guatemala	1,149	803
El Salvador	626	406
Panama	905	709
Nicaragua	415	316
Andean Region	19,510	12,583
Venezuela	6,683	4,595
Colombia	6,818	3,699
Peru	3,681	2,971
Ecuador	2,328	1,318
Southern Cone	14,750	11,304
Argentina	8,914	6,155
Chile	5,335	4,907
Uruguay	500	241

[1]	At the close of 1H05 an adjustment of 300,000 inactive prepaid lines in Mexico was made; these lines are no longer included in the reported customer base.

Capex by geographic regions

Unaudited figures

			In million Euros
	January - March

	2006	2005	% Change
Spain	107.6	135.1	-20.3%
Latin America
Brazil	53.1	75.8	-29.9%
Northern Region	13.1	23.7	-44.8%
Mexico	3.6	11.1	-67.8%
Guatemala	3.4	6.3	-46.5%
El Salvador	3.4	1.2	177.1%
Panama	2.8	0.5	n.s.
Nicaragua	0.0	4.6	n.s.
Andean Region	50.4	40.0	26.0%
Venezuela	13.6	13.4	1.6%
Colombia	22.7	20.1	12.7%
Peru	11.8	4.0	194.2%
Ecuador	2.2	2.4	-8.1%
Southern Cone	67.2	35.1	91.7%
Argentina	35.0	16.4	114.1%
Chile	31.5	12.8	145.1%
Uruguay	0.7	5.9	n.s.
Rest of the World	1.8	0.1	n.s.
TOTAL	293.2	309.8	-5.3%

Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

2006 January-March	23

Appendix

Exchange rates

	Profit and Losses and Capex (1)		Balance sheet (2)

	March 2006	March 2005	March 2006	March 2005
€ / USD	1.202	1.311	1.210	1.296
Brazil (€ / Brazilian Real)	2.637	3.495	2.629	3.457
México (€ / Mexican Peso)	12.727	14.654	13.255	14.641
Argentina (€ / Argentinean Peso)	3.685	3.839	3.730	3.782
Perú (€ / Peruvian Nuevo Sol)	4.018	4.277	4.069	4.230
Chile (€ / Chilean Peso)	632.985	757.576	636.888	757.576
El Salvador (€ / Colon)	10.519	11.468	10.591	11.343
Guatemala (€ / Quetzal)	9.169	10.108	9.217	9.849
Colombia (€ / Colombian Peso)	2,722.079	3,086.420	2,771.792	3,076.923
Nicaragua (€ / Cordoba)	20.740	21.533	21.004	21.427
Uruguay (€ / Uruguayan Peso)	29.124	33.156	29.292	33.124
Venezuela (€ / Bolivar)	2,584.787	2,816.901	2,602.360	2,785.515

[1]	These average exchange rates are used to convert the P&L accounts and Capex of the Group foreign subsidiaries from local currency to euros.
[2]	Exchange rates as of 31/03/06 and 31/03/05.

For more information:

Investor Relations

Paseo de Recoletos 7-9 - 2ª Planta. 28004 - Madrid

Tel: 91 - 423 40 27. Fax: 91 - 423 44 20

E-mail: garcialegaz_m@telefonicamoviles.com

             andres_a@telefonicamoviles.com

             ares_a@telefonicamoviles.com

             www.telefonicamoviles.com/investors

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

2006 January-March	24

Appendix

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

2006 January-March	25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: May 16th, 2006	By:	/s/ Antonio Hornedo Muguiro
Name: Antonio Hornedo Muguiro
Title: General Counsel